UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN CONSENT STATEMENT

SCHEDULE 14A INFORMATION

Consent Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐	Preliminary Consent Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒	Definitive Consent Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

ZIOPHARM ONCOLOGY, INC.
(Name of Registrant as Specified in Its Charter)

ROBERT W. POSTMA WATERMILL ASSET MANAGEMENT CORP. JAIME VIESER HOLGER WEIS
(Name of Persons(s) Filing Consent Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)	Title of each class of securities to which transaction applies:

(2)	Aggregate number of securities to which transaction applies:

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)	Proposed maximum aggregate value of transaction:

(5)	Total fee paid:

☐	Fee paid previously with preliminary materials:

☐          Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1)	Amount previously paid:

(2)	Form, Schedule or Registration Statement No.:

(3)	Filing Party:

(4)	Date Filed:

ZIOPHARM ONCOLOGY, INC.
_________________________

SUPPLEMENT DATED NOVEMBER 4, 2020
TO THE CONSENT STATEMENT
OF
ROBERT W. POSTMA
WATERMILL ASSET MANAGEMENT CORP.
JAIME VIESER
HOLGER WEIS
DATED OCTOBER 30, 2020
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE CONSENT CARD TODAY

Dear Fellow Ziopharm Shareholders:

This Consent Statement Supplement and the accompanying WHITE consent card are being furnished to you as a shareholder of Ziopharm Oncology, Inc., a Delaware corporation (“Ziopharm”, “ZIOP” or the “Company”), by Robert W. Postma, WaterMill Asset Management Corp. (“WaterMill”) (together, the “Participating Shareholders”, “we”, “our” or “us”) and the other participants named herein, in connection with our solicitation of written consents (the “Solicitation”) to reconstitute a minority of the Board of Directors of the Company (the “Board”). As long-term, substantial shareholders of the Company, with aggregate ownership of 7,173,650 shares of the Company’s Common Stock, par value $0.001 per share (the “Common Stock”), constituting approximately 3.3% of the outstanding shares, we believe that the Board must be immediately reconstituted to ensure that the best interests of shareholders, the owners of Ziopharm, are appropriately represented in the boardroom.

The Participating Shareholders filed their definitive consent statement in connection with the Solicitation on October 30, 2020 (the “Definitive Consent Statement”). The Company subsequently filed its definitive consent revocation statement in connection with the Solicitation on November 2, 2020. This Consent Statement Supplement discloses certain information about the Solicitation included in the Company’s definitive consent revocation statement that had not been publicly available at the time we filed our Definitive Consent Statement.

This Consent Statement Supplement is dated November 4, 2020, and is first being furnished to shareholders on or about November 4, 2020. This Consent Statement Supplement should be read in conjunction with the Definitive Consent Statement. Except as specifically modified or supplemented by the information contained in this supplement, all information set forth in our Definitive Consent Statement remains applicable, and defined terms used but not defined below have the meanings ascribed to them in the Definitive Consent Statement.

For the reasons set forth in the Definitive Consent Statement, we are seeking your consent in favor of the adoption of Proposal 1 (the Bylaw Restoration Proposal), Proposal 2 (the Removal Proposal), Proposal 3 (the Vacancy Proposal), Proposal 4 (the Board Size Proposal), and Proposal 5 (the Election Proposal) pursuant to the Solicitation.

According to the Company’s definitive consent revocation statement, the record date for purposes of determining shareholders entitled to give their written consent to the Proposals is the close of business on October 29, 2020 (the “Record Date”). Only holders of voting securities of the Company as of the close of business on the Record Date will be entitled to consent to the Proposals. According to the Company’s definitive consent revocation statement, as of the Record Date, there were 214,291,057 shares of Common Stock outstanding, each of which is entitled to one vote on each of the Proposals.

IF YOU HAVE SUBMITTED A WHITE CONSENT CARD AND ARE A SHAREHOLDER AS OF THE RECORD DATE AND YOU DO NOT WISH TO CHANGE YOUR VOTE, THEN YOU DO NOT HAVE TO TAKE ANY FURTHER ACTION. YOU SHOULD DISREGARD AND DISCARD ANY GREEN CONSENT REVOCATION CARD YOU RECEIVE FROM THE COMPANY. ONLY YOUR LAST DATED CONSENT CARD WILL COUNT.

WE URGE YOU TO ACT TODAY TO ENSURE THAT YOUR CONSENT WILL COUNT.

THIS CONSENT SOLICITATION IS BEING MADE BY THE PARTICIPATING SHAREHOLDERS AND NOT BY OR ON BEHALF OF THE COMPANY. THE PARTICIPATING SHAREHOLDERS URGE YOU TO SIGN, DATE AND RETURN THE WHITE CONSENT CARD IN FAVOR OF THE PROPOSALS.

After signing the enclosed WHITE consent card, DO NOT SIGN OR RETURN ZIOPHARM’S GREEN CONSENT REVOCATION CARD UNLESS YOU INTEND TO CHANGE YOUR CONSENT INSTRUCTIONS, because only your latest dated consent card will be counted.

If you have previously signed and returned a GREEN consent revocation card to Ziopharm, you have every right to change your consent instructions. Only your latest dated consent card will count. You may cancel any consent revocation card already sent to Ziopharm by signing, dating and mailing the enclosed WHITE consent card in the Postage-paid envelope provided or by giving consent by telephone or Internet. Any consent revocation may be cancelled at any time prior to our delivery of written consents to the Company.

WHO IS ELIGIBLE TO GRANT WRITTEN CONSENTS IN FAVOR OF THE PROPOSALS?

According to the Company, the Record Date is the close of business on October 29, 2020. Shareholders of voting securities at the close of business on the Record Date have the right to consent to the Proposals. As of the Record Date, there were 214,291,057 shares of Common Stock outstanding, each of which is entitled to one vote on each of the Proposals.

WHOM SHOULD YOU CALL IF YOU HAVE QUESTIONS ABOUT THE SOLICITATION?

Please call our solicitor Saratoga toll-free at: (888) 368-0379 (Shareholders). Banks and brokers call collect at: (212) 257-1311.

If you have any questions, require assistance in executing your WHITE consent card,

or need additional copies of our consent materials,

please contact Saratoga at the phone numbers listed below.

Saratoga Proxy Consulting, LLC

520 8th Avenue, 14th Floor

New York, NY 10018

(212) 257-1311

Stockholders may call toll-free: (888) 368-0379

Email: info@saratogaproxy.com

SCHEDULE II

The following is reprinted from the Company’s Definitive Consent Revocation Statement on Form DEFC14A filed with the Securities and Exchange Commission on November 2, 2020.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of Common Stock as of October 29, 2020, the record date for the Consent Solicitation, for:

•	each person, or group of affiliated persons, who is known by us to be the beneficial owner of greater than five percent of our outstanding Common Stock;
•	each of our directors and director nominees;
•	each of our named executive officers named in the Summary Compensation Table above; and
•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities, or have the right to acquire such powers within 60 days. Common Stock subject to options that are currently exercisable or exercisable within 60 days of October 29, 2020 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Percentage ownership calculations are based on 214,291,057 shares of Common Stock outstanding as of October 29, 2020. Except as otherwise noted below, the address for persons listed in the table is c/o Ziopharm Oncology, Inc., One First Avenue, Parris Building 34, Navy Yard Plaza, Third Floor, Boston, Massachusetts 02129.

II-1

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Common Stock Beneficially Owned (%)
5% Stockholders:
MSD Credit Opportunity Master Fund, L.P.(1)	22,101,509	10.3
Miller Value Partners, LLC(2)	16,522,144	7.7
White Rock Capital Partners(3)	13,085,758	6.1
The Vanguard Group, Inc. (4)	12,595,011	5.9
BlackRock, Inc.(5)	12,491,719	5.8
Directors and Named Executive Officers:
Chris Bowden, M.D. (6)	47,016	*
Scott Braunstein(7)	208,480	*
J. Kevin Buchi	—	—
Elan Z. Ezickson(8)	121,887	*
Heidi Hagen(9)	78,741	*
James Huang	—	—
Scott Tarriff(10)	220,886	*
Laurence James Neil Cooper, M.D., Ph.D.(11)	2,236,606	1.0
David M. Mauney, M.D.(12)	474,948	*
Satyavrat Shukla(13)	244,808	*
Robert Hadfield(14)	390,664	*
Kevin G. Lafond(15)	338,131	*
All of our current directors and executive officers as a group (13 persons)(16)	4,785,322	2.2

II-2

*       Less than one percent.

______________________________________________________________________________

(1)	Based in part on a Schedule 13G/A filed with the SEC on February 14, 2020 by MSD. MSD is the investment manager of, and beneficially owns securities beneficially owned by, MSD Credit Opportunity Master Fund, L.P. MSD Partners (GP), LLC (“MSD GP”) is the general partner of, and beneficially owns securities beneficially owned by, MSD. Each of Glenn R. Fuhrman, John C. Phelan and Marc R. Lisker is a manager of, and beneficially owns securities beneficially owned by, MSD GP. The 22,101,509 shares include 6,949,993 out of the 7,575,758 shares of Common Stock issuable upon the full exercise of a warrant, which is the number of shares issuable upon exercise as limited by the Beneficial Ownership Limitation (as defined below) as of October 29, 2020. Such warrant is only exercisable to the extent that the holder thereof, together with its affiliates, would beneficially own no more than 9.99% of the outstanding shares of our Common Stock after giving effect to such exercise (the “Beneficial Ownership Limitation”). As a result of the Beneficial Ownership Limitation, the number of shares that may be issued to the holder upon exercise of the warrant may change depending upon changes in the outstanding shares of our Common Stock. Upon 61 days’ prior notice to the Company, the holder may increase, decrease or terminate the Beneficial Ownership Limitation. The address of MSD Credit Opportunity Master Fund, L.P. is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(2)	Based in part on a Schedule 13G filed with the SEC on February 14, 2020 by Miller Value Partners, LLC (“Miller Value”). Miller Value, an investment adviser, is the beneficial owner of 16,522,144 shares and has shared voting power and shared dispositive power with respect to all such shares. William H. Miller III Living Trust, the control person of Miller Value, exercises voting and/or dispositive power over the shares held for the account of Miller Value. Aggregate beneficial ownership reported by Miller Value includes beneficial ownership of Miller Opportunity Trust, a registered investment company. The 16,522,144 shares include 3,787,879 shares of Common Stock issuable upon the exercise of a warrant. Such warrant is only exercisable to the extent that the holder thereof, together with its affiliates, would beneficially own no more than the Beneficial Ownership Limitation. As a result of the Beneficial Ownership Limitation, the number of shares that may be issued to the holder upon exercise of the warrant may change depending upon changes in the outstanding shares of our Common Stock. Upon 61 days’ prior notice to the Company, the holder may increase, decrease or terminate the Beneficial Ownership Limitation. The address of Miller Value is One South Street, Suite 2550, Baltimore, MD 21202.
(3)	Based in part on a Schedule 13G/A filed with the SEC on January 30, 2020 by White Rock Capital Management, L.P. (“White Rock Management”). White Rock Management exercises voting and/or dispositive power over the shares held for the account of White Rock Capital Partners, L.P. (“White Rock Partners”). The general partner of White Rock Partners is White Rock Management, the general partner of which is White Rock Capital (TX), Inc. Thomas U. Barton and Joseph U. Barton are the shareholders of White Rock Capital (TX), Inc. In such capacities, each of Thomas U. Barton and Joseph U. Barton are a beneficial owner of the shares held for the account of White Rock Partners. The 13,085,758 shares include 3,787,879 shares of Common Stock issuable upon the exercise of a warrant. Such warrant is only exercisable to the extent that the holder thereof, together with its affiliates, would beneficially own no more than the Beneficial Ownership Limitation. As a result of the Beneficial Ownership Limitation, the number of shares that may be issued to the holder upon exercise of the warrant may change depending upon changes in the outstanding shares of our Common Stock. Upon 61 days’ prior notice to the Company, the holder may increase, decrease or terminate the Beneficial Ownership Limitation. The address of White Rock Partners is 3131 Turtle Creek Boulevard, Suite 800, Dallas, Texas 75219.
II-3

(4)	Based solely on a Schedule 13G/A filed with the SEC on February 11, 2020 by The Vanguard Group, Inc. (“Vanguard”). Vanguard is the beneficial owner of 12,595,011 shares and has sole voting power with respect to 340,479 shares and sole dispositive power with respect to 12,269,028 shares, and shared voting power with respect to 9,851 shares and shared dispositive power with respect to 325,983 shares. Aggregate beneficial ownership reported by Vanguard includes beneficial ownership of its subsidiaries, Vanguard Fiduciary Trust Company and Vanguard Investments Australia, Ltd. The address of Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.
(5)	Based solely on a Schedule 13G/A filed with the SEC on February 6, 2020 by Blackrock, Inc. BlackRock, Inc., as a parent holding company, is the beneficial owner of 12,491,719 shares and has sole voting power with respect to 12,249,430 shares and sole dispositive power with respect to 12,491,719 shares. Aggregate beneficial ownership reported by BlackRock, Inc. is on a consolidated basis and includes beneficial ownership of its subsidiaries, Blackrock (Netherlands) B.V., BlackRock Advisors, LLC, BlackRock Asset Management Canada Limited, BlackRock Asset Management Ireland Limited, BlackRock Asset Management Schweiz AG, BlackRock Financial Management, Inc., BlackRock Fund Advisors, BlackRock Institutional Trust Company, N.A., BlackRock Investment Management (Australia) Limited, BlackRock Investment Management (UK) Ltd. and BlackRock Investment Management, LLC. The address of BlackRock, Inc. is 55 East 52nd Street, New York, New York 10055.
(6)	Consists of 47,016 shares of Common Stock issuable upon the exercise of options exercisable within 60 days of October 29, 2020.
(7)	Consists of (i) 31,780 shares of Common Stock held by Mr. Braunstein and (ii) 176,700 shares of Common Stock issuable upon the exercise of options exercisable within 60 days of October 29, 2020.
(8)	Consists of (i) 71,887 shares of Common Stock held by Mr. Ezickson and (ii) 50,000 shares of Common Stock issuable upon the exercise of options exercisable within 60 days of October 29, 2020.
(9)	Consists of (i) 31,780 shares of Common Stock held by Ms. Hagen and (ii) 46,961 shares of Common Stock issuable upon the exercise of options exercisable within 60 days of October 29, 2020.
(10)	Consists of (i) 4,186 shares of Common Stock held by Mr. Tarriff and (ii) 216,700 shares of Common Stock issuable upon the exercise of options exercisable within 60 days of October 29, 2020.
(11)	Consists of (i) 1,904,974 shares of Common Stock held by Dr. Cooper and (ii) 331,632 shares of Common Stock issuable upon the exercise of options exercisable within 60 days of October 29, 2020.
(12)	Consists of (i) 120,965 shares of Common Stock held by Dr. Mauney and (ii) 353,983 shares of Common Stock issuable upon the exercise of options exercisable within 60 days of October 29, 2020. Dr. Mauney’s employment with us as our President terminated effective May 26, 2020.
(13)	Consists of (i) 80,500 shares of Common Stock held by Mr. Shukla and (ii) 164,308 shares of Common Stock issuable upon the exercise of options exercisable within 60 days of October 29, 2020.
(14)	Consists of (i) 159,819 shares of Common Stock held by Mr. Hadfield and (ii) 230,845 shares of Common Stock issuable upon the exercise of options exercisable within 60 days of October 29, 2020.
(15)	Consists of (i) 81,985 shares of Common Stock held by Mr. Lafond and (ii) 256,146 shares of Common Stock issuable upon the exercise of options exercisable within 60 days of October 29, 2020.
(16)	Consists of (i) 2,822,264 shares of Common Stock and (ii) 1,963,058 shares of Common Stock issuable upon the exercise of options exercisable within 60 days of October 29, 2020 by our current directors and current executive officers, which does not include shares beneficially owned by Dr. Mauney as his employment with us as our President terminated effective May 26, 2020.

II-4

IMPORTANT

Tell your Board what you think! YOUR CONSENT IS VERY IMPORTANT, no matter how many or how few shares you own. Please “CONSENT” to each of the Proposals by taking three steps:

•	SIGNING the enclosed WHITE consent card,
•	DATING the enclosed WHITE consent card, and
•	MAILING the enclosed WHITE consent card TODAY in the envelope provided (no Postage is required if mailed in the United States).

If any of your shares are held in the name of a broker, bank, bank nominee, or other institution, only it can give consent for your shares and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to give consent either by toll-free telephone or by the Internet. You may also give consent by signing, dating and returning the enclosed WHITE consent card in the Postage-paid envelope provided, and to ensure that your consent is given for your shares, you should also contact the person responsible for your account and give instructions for a WHITE consent card to be issued representing your shares.

After signing the enclosed WHITE consent card, DO NOT SIGN OR RETURN ZIOPHARM’S CONSENT REVOCATION CARD UNLESS YOU INTEND TO CHANGE YOUR CONSENT INSTRUCTIONS, because only your latest dated consent card will be counted.

If you have previously signed and returned a GREEN consent revocation card to Ziopharm, you have every right to change your consent instructions. Only your latest dated consent card will count. You may cancel any consent revocation card already sent to Ziopharm by signing, dating and mailing the enclosed WHITE consent card in the Postage-paid envelope provided or by giving consent by telephone or Internet. Any consent revocation may be cancelled at any time prior to our delivery of written consents to the Company.

If you have any questions concerning this Consent Statement, would like to request additional copies of this Consent Statement or need help giving consent for your shares, please contact our consent solicitor:

If you have any questions, require assistance in executing your WHITE consent card,

or need additional copies of our consent materials,

please contact Saratoga at the phone numbers listed below.

Saratoga Proxy Consulting, LLC

520 8th Avenue, 14th Floor

New York, NY 10018

(212) 257-1311

Stockholders may call toll-free: (888) 368-0379

Email: info@saratogaproxy.com

WHITE CONSENT CARD

CONSENT OF STOCKHOLDERS OF ZIOPHARM ONCOLOGY, INC. TO ACTION WITHOUT A MEETING:

THIS CONSENT IS SOLICITED BY ROBERT W. pOSTMA, WATERMILL ASSET MANAGEMENT CORP., AND THE OTHER PARTICIPANTS NAMED IN THEIR CONSENT SOLICITATION (COLLECTIVELY, THE “PARTICIPATING SHAREHOLDERS”)

THE BOARD OF DIRECTORS OF ZIOPHARM ONCOLOGY, INC.

IS NOT SOLICITING THIS CONSENT

C   O   N   S   E   N   T

Unless otherwise indicated below, the undersigned, a shareholder of record of ZIOPHARM Oncology, Inc. (the “Company”), hereby consents pursuant to Section 228(a) of the Delaware General Corporation Law with respect to all shares of the Company’s common stock, $0.001 par value per share (the “Shares”) held by the undersigned to the taking of the following actions without a meeting of the shareholders of the Company:

IF THIS WHITE CONSENT CARD IS SIGNED AND RETURNED, IT WILL BE VOTED IN ACCORDANCE WITH YOUR INSTRUCTIONS. IF NO DIRECTION IS MADE WITH RESPECT TO ANY PROPOSALS OR ALL PROPOSALS, BY SIGNING AND DATING THIS WHITE CONSENT CARD, THE UNDERSIGNED’S SHARES WILL BE VOTED IN FAVOR OF PROPOSALS 1, 2, 3, 4, AND 5, EXCEPT WITH RESPECT TO PROPOSAL 2, THE UNDERSIGNED WILL NOT HAVE CONSENTED TO THE REMOVAL OF ANY DIRECTOR WHOSE NAME IS WRITTEN IN THE SPACE PROVIDED AND WITH RESPECT TO PROPOSAL 5, THE UNDERSIGNED WILL NOT HAVE CONSENTED TO THE ELECTION OF ANY NOMINEE WHOSE NAME IS WRITTEN IN THE SPACE PROVIDED.  THE PARTICIPATING SHAREHOLDERS RECOMMEND THAT YOU CONSENT TO PROPOSALS 1-5.

1.	Repeal any provision of the By-Laws of the Company (the “Bylaws”) in effect at the time this Proposal becomes effective, including any amendments thereto, which were not included in the Bylaws that were in effect and filed with the Securities and Exchange Commission on September 22, 2020.
☐	☐	☐
Consent	Against Consent	Abstain

2.	Remove without cause four members of the Company’s Board of Directors (the “Board”): Scott Braunstein, J. Kevin Buchi, Elan Z. Ezickson and Scott Tarriff and, in addition, any person (other than those elected by this Consent Solicitation) elected or appointed to the Board to fill any vacancy on the Board or any newly-created directorships on or after October 15, 2020 and prior to the time that any of the actions proposed to be taken by this Consent Solicitation become effective.
☐	☐	☐
Consent	Against Consent	Abstain

INSTRUCTION: TO CONSENT, VOTE AGAINST CONSENTING OR ABSTAIN FROM CONSENTING TO THE REMOVAL OF ALL THE PERSONS NAMED IN PROPOSAL 2, CHECK THE APPROPRIATE BOX ABOVE. IF YOU WISH TO CONSENT TO THE REMOVAL OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL 2, BUT NOT ALL OF THEM, OR IF YOU DO NOT WISH TO APPROVE THE REMOVAL OF ANY OTHER PERSON OR PERSONS NOMINATED, ELECTED OR APPOINTED TO THE BOARD ON OR AFTER OCTOBER 15, 2020 BUT PRIOR TO THE EFFECTIVE DATE OF THE PROPOSALS, CHECK THE “CONSENT” BOX ABOVE AND WRITE (1) THE NAME OF EACH SUCH PERSON YOU DO NOT WISH REMOVED AND/OR (2) “DO NOT CONSENT TO REMOVAL OF FUTURE DIRECTORS,” IN THE SPACE PROVIDED BELOW.

3.	Amend Article 3, Section 3.3 of the Bylaws, as set forth on Schedule III to the Consent Statement, to provide that any vacancies on the Board resulting from any newly created directorship(s) or for any cause shall be filled exclusively by the shareholders of the Company.
☐	☐	☐
Consent	Against Consent	Abstain

4.

Amend Article 3, Section 3.2 of the Bylaws, as set forth on Schedule IV to the Consent Statement, to provide that stockholders have the exclusive ability to fix the size of the Board and to fix the size of the Board at seven directors.

☐	☐	☐
Consent	Against Consent	Abstain

5.	Elect the Participating Shareholders’ three nominees: Robert Postma, Jaime Vieser and Holger Weis, to serve as directors of the Company until the Company’s 2021 annual meeting of shareholders and until their successors are duly elected and qualified (or, if any such nominee is unable or unwilling to serve as a director of the Company, any other person designated as a nominee by the remaining nominee or nominees).
☐	☐	☐
Consent	Against Consent	Abstain

INSTRUCTION: TO CONSENT, VOTE AGAINST CONSENTING OR ABSTAIN FROM CONSENTING TO THE ELECTION OF ALL THE PERSONS NAMED IN PROPOSAL 5, CHECK THE APPROPRIATE BOX ABOVE. IF YOU WISH TO CONSENT TO THE ELECTION OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL 5, BUT NOT ALL OF THEM, CHECK THE “CONSENT” BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH ELECTED IN THE SPACE PROVIDED BELOW.

________________________________________________________________

Proposal 1, Proposal 2, Proposal 3 and Proposal 4 are not subject to, or conditioned upon, the effectiveness of the other Proposals. Proposal 5 is conditioned, in part, upon the effectiveness of Proposal 2.

IN THE ABSENCE OF DISSENT OR ABSTENTION BEING INDICATED ABOVE, THE UNDERSIGNED HEREBY CONSENTS TO EACH ACTION LISTED ABOVE.

IN ORDER FOR YOUR CONSENT TO BE VALID, IT MUST BE DATED.

Date:

Signature of Shareholder

Signature (if held jointly)

Name and Title of Representative (if applicable)

IMPORTANT NOTE TO SHAREHOLDERS:

Please sign exactly as name appears hereon. If the Shares are held by joint tenants or as community property, both should sign. When signing as executor, administrator, trustee, guardian, or other representative, please give full title. If a corporation, please sign in full corporate name by a duly authorized officer. If a partnership, please sign in partnership name by an authorized person.

THIS SOLICITATION IS BEING MADE BY THE PARTICIPATING SHAREHOLDERS AND NOT ON BEHALF OF THE COMPANY.

PLEASE SIGN, DATE AND MAIL YOUR CONSENT PROMPTLY IN THE POSTAGE-PAID ENVELOPE ENCLOSED.